UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                     .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date March 26, 2008	By	/s/ Frank Ngai Chi Chan
(Signature)*
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

* Print the name and title under the signature of the signing officer.

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Ann Mangold	Hoi-ni Kong
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0518	Tel: (852) 2894 6323
Email: ann.mangold@hillandknowlton.com	Email: hoini.kong@hillandknowlton.com.hk

Gushan Environmental Energy Limited

Announces Granting of Share Options

New York, March 26, 2008 – Gushan Environmental Energy Limited (the “Company”; NYSE: GU), China’s largest producer of biodiesel as measured by annual production capacity, announces that the Board of Directors has granted share options to 65 officers and employees of the Company totaling 3,055,000 ordinary shares (1,527,500 American Depositary Shares) at an exercise price of USD5.30 per ordinary share (as adjusted to USD10.60 per ADS) of the Company on March 25, 2008. The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant. The options have been granted pursuant to the Company’s share option scheme. The purpose of the option grants is to encourage the retention of personnel in a competitive market place. Together with those share options previously granted, there are 5,017,184 ordinary shares (2,508,592 ADSs) issuable upon exercise of outstanding share options and there are 9,760,666 ordinary shares (4,880,333 ADSs) available for future issuance upon the exercise of future grants under the share option scheme.

About Gushan Environmental Energy Limited

Gushan Environmental Energy is China’s largest producer of biodiesel, as measured by annual production capacity. The company produces biodiesel, a renewable, clean-burning and biodegradable fuel, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators, as well as to petroleum wholesalers and individual retail gas stations. The company currently operates four production facilities in Sichuan, Hebei, Fujian provinces and Beijing with a combined annual production capacity of 240,000 tons, or approximately 72 million gallons. The company targets to increase its annual production capacity to 400,000 tons, or approximately 120 million gallons by the end of 2008 with the expansion or addition of new production facilities in Beijing, Shanghai, Hunan and Chongqing.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our production capacities, our future business development, and our beliefs regarding our production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form F-1, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.